UpHealth, Inc.

14000 S. Military Trail, Suite 203

Delray Beach, Florida 33484

April 17, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Benjamin Richie

Re:	UpHealth, Inc.
Registration Statement on Form S-1
Filed April 7, 2023
File No. 333-271193

Ladies and Gentlemen:

UpHealth, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (the “Registration Statement”), File No. 333-271193, to 5:00 p.m., Eastern Time, on Wednesday, April 19, 2023, or as soon thereafter as practicable.

Please contact Jeffrey Selman of DLA Piper LLP (US), corporate counsel to the Company, at (415) 615-6095 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Samuel J. Meckey
Samuel J. Meckey
Chief Executive Officer